Mercedes-Benz Auto Receivables Trust 2019-1
Investor Report
Collection Period Ended   31-Aug-2023

Amounts in USD

Dates

Collection Period No.	48			
Collection Period (from... to)	1-Aug-2023	31-Aug-2023		
Determination Date	13-Sep-2023			
Record Date	14-Sep-2023			
Distribution Date	15-Sep-2023			
Interest Period of the Class A-1 Notes (from... to)	15-Aug-2023	15-Sep-2023	Actual/360 Days	31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Aug-2023	15-Sep-2023	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	360,800,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	511,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	50,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	464,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	128,560,000.00	43,508,522.10	35,312,488.18	8,196,033.92	63.752597	0.274677
Total Note Balance	**1,514,360,000.00**	**43,508,522.10**	**35,312,488.18**	**8,196,033.92**		
Overcollateralization	38,846,436.21	38,830,160.91	38,830,160.91			
Adjusted Pool Balance	1,553,206,436.21	82,338,683.01	74,142,649.09			
Yield Supplement Overcollateralization Amount	61,799,793.88	2,150,276.40	1,879,124.21			
Pool Balance	**1,615,006,230.09**	**84,488,959.41**	**76,021,773.30**			

	Amount	Percentage
Initial Overcollateralization Amount	38,846,436.21	2.50%
Target Overcollateralization Amount	38,830,160.91	2.50%
Current Overcollateralization Amount	38,830,160.91	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	2.040000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	5.373290%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.940000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	2.040000%	73,964.49	0.575331	8,269,998.41	64.327928
Total		**$73,964.49**		**$8,269,998.41**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	8,384,242.41	(1) Total Servicing Fee	70,407.47
Interest Collections	290,781.30	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	57,126.32	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	129,634.29	fees (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	73,964.49
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	43,357.25	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**8,905,141.57**	(6) Regular Principal Distributable Amount	8,196,033.92
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**8,905,141.57**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	564,735.69
		Total Distribution	**8,905,141.57**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	70,407.47	70,407.47	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	73,964.49	73,964.49	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	73,964.49	73,964.49	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	73,964.49	73,964.49	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	8,196,033.92	8,196,033.92	0.00
Aggregate Principal Distributable Amount	8,196,033.92	8,196,033.92	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,883,016.09
Reserve Fund Amount - Beginning Balance	3,883,016.09
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	13,852.69
minus Net Investment Earnings	13,852.69
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,883,016.09
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	13,852.69
Net Investment Earnings on the Collection Account	29,504.56
Investment Earnings for the Collection Period	43,357.25

Notice to Investors

Mercedes-Benz Financial Services USA LLC, as Servicer, has elected to exercise its option under Section 8.01 of the Sales and Servicing Agreement to purchase the Trust Estate (other than the Accounts) immediately after giving effect to the monthly payment of principal and interest on September 15, 2023 (the "Redemption Date") and has deposited $35,312,488.18 into the Note Payment Account to redeem the balance of the ABS Notes. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,615,006,230.09	50,838
Pool Balance beginning of Collection Period	84,488,959.41	10,059
Principal Collections	6,391,556.67	
Principal Collections attributable to Full Pay-offs	1,992,685.74	
Principal Purchase Amounts	0.00	
Principal Gross Losses	82,943.70	
Pool Balance end of Collection Period	76,021,773.30	9,562
Pool Factor	4.71%	

	As of Cutoff Date	Current
Weighted Average APR	3.71%	4.09%
Weighted Average Number of Remaining Payments	52.01	14.72
Weighted Average Seasoning (months)	12.33	56.96

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	75,080,518.10	9,484	98.76%
31-60 Days Delinquent	534,548.12	47	0.70%
61-90 Days Delinquent	220,711.82	21	0.29%
91-120 Days Delinquent	185,995.26	10	0.24%
Total	76,021,773.30	9,562	100.00%

Delinquency Trigger	**2.302%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.535%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	82,943.70	10	25,120,606.04	910
Principal Net Liquidation Proceeds	56,904.90		8,403,892.53	
Principal Recoveries	127,055.39		11,207,266.71	
Principal Net Loss / (Gain)	(101,016.59)		5,509,446.80	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(1.510%)
Prior Collection Period	0.168 %
Second Prior Collection Period	1.658 %
Third Prior Collection Period	1.253 %
Four Month Average	0.392%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.341%
Average Net Loss / (Gain)	6,054.34

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.